FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly results January-December 2005- Presentation	34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 2nd , 2006	By:	Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

Quarterly Results
January – December 2005



March 1st, 2006

Telefónica, S.A.
Investor Relations

This presentation is being broadcast live on the Internet

Disclaimer

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications. 2004 financial results were originally prepared under Spanish GAAP and have been translated into IFRS for comparison purposes only.

We have a consistent and clear framework to manage our operations

	Management Focus
To generate sustainable top-line growth, ahead of our peers	REVENUES
To achieve operating excellence, maximizing profitability	OIBDA OI
To maintain a high cash generation profile	FCF

To provide the best combination of growth and cash returns in the industry



Full Year Results
Jan – Dec 2005

FY05 Financial Highlights: Building an Attractive Growth Profile...

€ in Millions
(% change y-o-y)

Management Focus		Jan-Dec 2005	Jan-Dec 2004	% Change FY05/FY04	% Change FY05/FY04 Organic [1]
Top-line growth	Revenues	37,882.1	30,280.9	+25.1%	+9.3%
Operating Excellence	Operating Income before D&A (OIBDA)	15,276.4	12,222.0	+25.0%	+9.9%
	Operating Income (OI)	8,558.8	6,556.0	+30.5%	+21.7%
High cash generation profile	Net Income	4,445.8	3,175.7	+40.0%	
	OpCF (OIBDA-CapEx)	9,917.7	8,454.9	+17.3%	

(1) Assuming constant exchange rates as of 2004. Incorporating the assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela into the mobile business and Atrium into Telefónica Latinoamérica's Group, from January 1st 2004. Including Český Telecom from July 1st 2004.

...from top to bottom...


€ in Millions
(% change y-o-y)
+15 p.p.
+25.0%
+30.5%
+40.0%
15,276.4
-6,717.7
(+18.6%)
8,558.8
-128.2
(+153.9)
-1,634.3
(-0.3%)
-1,969.2
(+30.2%)
-381.2
(+23.0%)
4,445.8
FY05 OIBDA
D&A
FY05 Operating Income
Associates
Financial results
Taxes
Minorities
FY05 Net Income

Net Income above 4.9 Billion € excluding the IPSE write-down and TdE's redundancy provision (1)

(1) Net of taxes and minorities (81.8 M € for IPSE and 382.3 M€ for TdE's redundancy provision)

Our revenue growth is underpin by the strong performance of all our businesses...



Full Year Results
Jan – Dec 2005



Group Organic Revenue Growth (1)
9.2%
10.1%
9.9%
9.3%
1Q05
1H05
9M05
FY05



Forex Impact on revenues in 2005
FY04
1Q05
1H05
9M05
FY05
-2.4p.p.
-0.6p.p.
+1.2p.p.
+3.0p.p.
+4.7p.p.



Organic Revenue Growth by business lines (1)
(% change FY05/FY04)
4.6%
14.2%
5.9%
TdE Group (2)
Cell.Business
T. Latam (2)

Growing our customer base and ARPUs

(1) Assuming constant exchange rates as of 2004. Incorporating the assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela into the mobile business and Atrium into Telefónica Latinoamérica's Group, from January 1st 2004. Including Český Telecom from July 1st 2004

(2) Excluding 2H05 revenues of Terra's Spanish and Latam units, which consolidate under TdE and T. Latam since July 2005, respectively



Full Year Results
Jan – Dec 2005

...based on the expansion of the portfolio of services we are selling for the benefit of total ARPU...

Telefónica de España total ARPU
(€)



55.5
+6%
52.5
2004
2005

Telefónica Latinoamérica total ARPU [1]
(€)



31
+19%
26
2004
2005

Telefónica Móviles España total ARPU
(€)



33
+3.3%
32
2004
2005

Telefónica Móviles Latam total ARPU
(€)



Close to 18 M subs. added in 2005 (+34% y-o-y)
10.5
-7%
10
2004
2005

(1) Aggregate of Telesp, TASA, CTC and TdP. Fixed line and data businesses



Full Year Results
Jan – Dec 2005

...and the increase of our client base, as we have successfully exploited the industry's growth levers

GROUP FIXED CLIENTS

(in thousands)



37,769
40,859
+8.2%
21,434
24,723
+15.3%
16,335
16,136
-1.2%
Other
Spain
2004
2005

MOBILE COMMUNICATIONS CLIENTS

(in thousands)



74,441
99,124
+33.2%
55,464
79,234
+42.9%
18,977
19,890
+4.8%
Other
Spain
2004
2005

RETAIL FIXED BROADBAND CLIENTS

(in thousands)



3,226
5,023
+55.7%
1,352
2,304
+70.4%
1,874
2,720
+45.1%
Other
Spain
2004
2005

PAY-TV CLIENTS

(in thousands)



408
683
+67.3%
402
477
+18.6%
6
207
+n.s
Other
Spain
2004
2005

Note: 2005 figures include Český Telecom



Full Year Results
Jan – Dec 2005

We have kept a strong hold on costs across the year to retain benchmark profitability

Group Organic OIBDA Growth (1)



9.5%
6.6%
6.7%
9.9%
1Q05
1H05
9M05
FY05

Forex Impact on OIBDA in 2005



FY04
-1.7p.p.
1Q05
-0.2p.p.
1H05
+1.4p.p.
9M05
+3.0p.p.
FY05
+4.5p.p.

Group OIBDA Margin



40.4%
40.3%
FY2004
FY2005

(1) Assuming constant exchange rates as of 2004. Incorporating the assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela into the mobile business and Atrium into Telefónica Latinoamérica's Group, from January 1st 2004. Including Český Telecom from July 1st 2004.

Full Year Results
Jan – Dec 2005

We are generating healthy cash flow while investing for future growth

Group CapEx
(€ in Millions)


3,767.1
+42.3%
5,358.7
+25.4%
4,725.9
GUIDANCE
Aprox. 4,600
FY2004
FY2005
FY 2005 (guidance criteria 1)

2005 Group CapEx breakdown
(€ in Millions)


27%
36%
5%
32%
Fixed BB & transformation
Mobile growth
Other growth
Traditional

Group OIBDA - CapEx
(€ in Millions)


8,454.9
+17.3%
9,917.7
FY2004
FY2005

OIBDA - CapEx breakdown
(€ in Millions)


+0.2%
3,360.2
+24.9%
2,648.7
+9.8%
6,008.9
+17.4%
3,486.6
+12.5%
9,495.5
TdE (2)
T.Latam (2)
Aggregate Wireline(2)
Mobile business
Wireline & Mobile (2)

(1) Assuming constant exchange rates as of 2004. Excluding Česky Telecom
(2) Including Terra's Spanish & Latam units, respectively, since July 2005. For T.Latam, 2005 and 2004 OIBDA exclude capital gains from the sale of Telinver (directories in Argentina, 48.4 M€) and of CTC mobile unit (425.5 M€), respectively, as they are intra-group benefits. 2005 OIBDA includes capital gains from the sale of Infonet (80.0 M€)



Full Year Results
Jan – Dec 2005

A performance that meets guidance by far, even after an upgrade, at the Group level...

Revenue Growth (1)
(guidance criteria)



17.2%
GUIDANCE
>15%
(Lifted in 3Q05)
% Change FY05/FY04

OIBDA Growth (1)
(guidance criteria)



12.3%
GUIDANCE
10% / 13%
% Change FY05/FY04

OI Growth (1)
(guidance criteria)



16.1%
GUIDANCE
12% / 18%
% Change FY05/FY04

(1) 2005 adjusted for guidance assumes constant exchange rates as of 2004. All figures exclude changes in consolidation, other than assets acquired to BellSouth in Argentina & Chile in 2005 (TEM), and Atrium (T. Latam). In terms of guidance calculation, Operating Income before D&A and Operating Income exclude other exceptional revenues/expenses not foreseeable in 2005. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For homogeneous comparison the equivalent other exceptional revenues/expenses registered in 2004 are also deducted from reported figures in terms of guidance calculation



Full Year Results
Jan – Dec 2005

...with all our major business lines delivering

	TdE Group	T. Latinoamérica	T. Móviles
Revenue Growth (1) (guidance criteria)	4.6% GUIDANCE >4% (Lifted in 3Q05)	6.2% GUIDANCE 4% / 7%	37.4% GUIDANCE 33% / 36%
	% Change FY05/FY04	% Change FY05/FY04	% Change FY05/FY04
OIBDA Growth (1) (guidance criteria)	5.1% GUIDANCE 2% / 5%	8.1% GUIDANCE 6% / 9%	23.4% GUIDANCE 23% / 26%
	% Change FY05/FY04	% Change FY05/FY04	% Change FY05/FY04
OI Growth (1) (guidance criteria)	21.5% GUIDANCE 13% / 20%	17.3% GUIDANCE 12% / 18%	10.8% GUIDANCE 10% / 13%
	% Change FY05/FY04	% Change FY05/FY04	% Change FY05/FY04

(1) 2005 adjusted for guidance assumes constant exchange rates as of 2004. All figures exclude changes in consolidation, other than assets acquired to BellSouth in Argentina & Chile in 2005 (TEM), and Atrium (T. Latam). In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2005. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For homogeneous comparison the equivalent other exceptional revenues/expenses registered in 2004 are also deducted from reported figures in terms of guidance calculation

Telefónica de España Group: In line with Upgraded Revenue Guidance

Full Year Results
Jan – Dec 2005

Defend traditional business + Drive broadband growth + Lead IT & Data opportunities



Traditional Services
(€ in Millions)
-0.4%
8,022.6
7,988.0
Traditional Access
Voice
2004
2005



Internet & Broadband Services
(€ in Millions)
+26.9%
1,501.1
1,904.7
Narrowband
Broadband
2004
2005



IT & Data Services
(€ in Millions)
+11.9%
1,213.9
1,357.8
IT
Data
2004
2005



Contribution to TdE Group (1) Revenue Growth
y-o-y growth +4.8%
+0.0p.p.
-0.3p.p.
+3.6p.p.
+0.5p.p.
+0.8p.p.
+4.6p.p.
+0.0p.p
+4.6%
Traditional Access
Traditional Voice Services
Internet and Broadband Services
Data Services
IT Services
Parent Company
Affiliates (2)
TdE Group

IN-LINE with UPGRADED 2005 target higher than +4.0%

Ex-Terra Spain

Telefónica, S.A.
Investor Relations

(1) Excluding revenues from Terra Spanish Unit (21.6 M€ in Jul-Dec 2005), which is consolidated under TdE Group since July 2005
(2) Telyco, TTP, T. Cable



Full Year Results
Jan – Dec 2005

… and at top end of OIBDA guidance despite commercial effort

TdE Group OpEx Breakdown (€ in Millions)



Annual growth rate
+1.3%
-7.5%
-0.8%
2,695.8
Remaining Personnel Costs
ERE. Provision + Actuarial revision
+8.7%
3,032.0
+9.3%
1,289.9
+6.4%
196.0
+5.0%
7,213.7
Personnel
Supplies
External Services
Taxes
Operating Expenses

TdE Group OIBDA Margin



-0.1p.p.
+40.7%
+40.6%
-0.8p.p.
+46.5%
+45.7%
2004
2005
2004
2005
Ex-ERE margins
(excluding ERE. provision in 2004 and in 2005 jointly with actuarial revision)

TdE Group OIBDA Guidance
(€ in Millions)

	OIBDA	Adjustments for guidance calculations	
2004	4,560.0	-69.7	4,490.3
2005	4,766.8	-45.9	4,720.8
Growth	+4.5%		+5.1%

TdE Group OIBDA growth contribution vs. Guidance



+5.1%
1.1 p.p.
due to ERE
Additional provision for 195 employees leaving the company in 4Q05
2005/2004

TOP END of 2005 target +2.0%/+5.0%

Ex-Terra Spain

Note: ERE correspond to TdE redundancy Program



Full Year Results
Jan – Dec 2005

Telefónica de España Parent: Traditional Services

Accesses Evolution
(in thousands)

	FY2005
Fixed Telephony Access net losses	199.2
Full ULL net adds	77.3
Shared ULL net adds	241.4
Fixed Telephony Access (EOY)	16,135.6

Pre-selected Lines Net Adds
(in thousands)



100.4
-94.9
51.9
1Q04
-34.4
2Q04
-0.3
3Q04
83.2
4Q04
23.9
1Q05
-44.4
2Q05
3.8
3Q05
-78.1
4Q05

Estimated Traffic (Million minutes)	2005	2004	% Change 2005/2004
OUTGOING	59,418	68,787	-13.6%
Voice (1)	43,932	47,334	-7.2%
Local	22,209	24,929	-10.9%
Provincial	5,417	6,053	-10.5%
DLD	5,899	6,242	-5.5%
International	1,967	1,734	+13.5%
F2M	5,684	5,777	-1.6%
IN (2) & Others	2,755	2,600	+6.0%
Internet	15,486	21,453	-27,8%
INCOMING	50,789	54,239	-6.4%
TOTAL	**110,207**	**123,026**	**-10.4%**

(1) Outgoing - Internet
(2) Intelligent Network



Full Year Results
Jan – Dec 2005

Telefónica de España: Strong Growth of Internet BB While Recovering Market Share

Retail Internet BB Market Share (1)


55%
55%
4Q04
1Q05
2Q05
3Q05
4Q05

- Spanish market reaches some 5 Million Internet BB accesses
- **4Q05 +0.5 Mill.** IBB accesses: **HIGHEST GROWTH EVER** during a quarter in Spain
- Telefónica de España pushing for IBB growth:
  - Dúos & Tríos launched end 3Q05
  - Commercial focus on IMAGENIO

Telefónica is driving Internet Broadband penetration growth while maintaining market share

ADSL Retail ARPU, TdE Parent
(€)


-3.9%
% VAS & Devices
50.0
48.1
10%
13%
2004
2005

ARPU from VAS & Devices (ex-connectivity) grew by 26% in 2005

IMAGENIO CLIENTS


206,572 PAY TV
BY 2005 YEAR
END

Target of 200.000 Imagenios by 2005 year end ACCOMPLISHED

(1) Estimated for the Telefónica Group



Full Year Results
Jan – Dec 2005

Český Telecom: Managing a rapid turn-around since takeover

FIXED
Fully developing broadband

BB Net Adds



x1.8
62,000
111,000
1H05
2H05

Growing ADSL market share to a stable 80%

MOBILE
Regaining leadership

Mobile Net Adds



x9.8
26,000
256,000
1H05
2H05

#1 position by market share of customers & revenues

Annual Revenue Growth (1)
(Local currency)



TEF takeover
1H05
3Q05
4Q05
-3.2%
-1.0%
+0.8%

Annual OIBDA Growth (1)
(Local currency)



TEF takeover
1H05
3Q05
4Q05
-10.0%
+3.5%
+5.0%

(1) Restated to adapt to IFRS guidelines as applied at the Telefónica Group. Revenues also includes non-operating revenues. OIBDA adjusted by non-recurring items



Full Year Results
Jan – Dec 2005

Telefónica Latinoamérica: Growing Solidly across Regions...

Revenues
(€ in Millions)



+6.2%
2005 target(1)
+4%/+7%
+20.8%
y-o-y growth rate
7,167.0
+987.5
8,154.5
Terra adds 111.0 M€ to total revenues
FY05 (constant terms1) ex-Terra
Forex impact
FY05 (current terms) ex-Terra

Revenue Growth Rate
(% annual change, ex-Terra)



3.4%
4.5%
6.5%
12.5%
6.5%
17.1%
6.2%
20.8%
1Q05
1H05
9M05
FY05
Constant terms
Current terms

Revenue Growth by Operating Company
(Local currency)



+7.7%
+7.9%
+10.4%
+9.3%
+1.4%
+1.1%
+1.4%
+1.6%
Telesp
TASA
CTC
T.Peru
9M05 vs 9M04
FY05 vs FY04

Note: Excluding Terra's Latam unit, which is consolidated under T. Latam since July 2005
(1) Assuming constant exchange rates as of 2004 and excluding changes in consolidation other than Atrium



Full Year Results
Jan – Dec 2005

...By Leveraging on Both Traditional and Broadband Services...

2005 total accesses
(in Millions)



Total
26.3
+7.0%
28.2
0.4
1.4
3.0
21.3
+18.8%
+86.4%
+7.5%
+1.5%
0.5
2.6
3.2
21.6
Pay TV
Broadband
Narrowband
Fixed
FY2004
FY2005 (1)

2005 retail BB net adds



116,496
184,593
201,770
223,753
1Q05
2Q05
3Q05
4Q05

2005 Traditional revenue growth
(%)



19.4%
4.6%
€ Nominal terms
€ constant currency terms

2005 Broadband revenue growth
(%)



73.7%
53.8%
€ Nominal terms
€ constant currency terms

Telefónica

(1) Including Terra Latam

...While Keeping Profitability High in Our Way to Reinforce our Market Positions


Adjusted OIBDA (1)
(€ in Millions)
+23.3%
+8.1%
2005 target(1)
+6%/+9%
y-o-y growth rate
3,180.1
+445.1
3,625.1
FY05
(constant terms 1)
ex-Terra
Forex
impact
FY05
(current terms)
ex-Terra


Group OIBDA margin
-3.3p.p.
+1.7p.p.
48.8%
42.5%
45.5%
44.2%
FY04
FY04
ex-capital
gains (2)
FY05
FY05
ex-capital
gains (2)


OIBDA Margin by Company
45.2%
45.8%
56.9%
55.5%
41.9%
43.6%
37.4%
42.4%
FY2004
FY2005
Telesp
TASA (3)
CTC (3)
TdP

Note: Including Terra's Latam unit since July 2005, except for OIBDA guidance calculation

(1) Adjusted for exceptional revenues & expenses not foreseeable in 2005. 2005 and target refer to local currency (constant exchange rates as of 2004) and exclude changes in consolidation other than Atrium

(2) 107.1 M€ mainly from the sale of Infonet in 2005, and 428.8 M€ mainly from the sale of CTC mobile unit in 2004, respectively

(3) For TASA, margins are net of F2M interconnection. For CTC, excluding extraordinary non-cash charge related to ILD and voluntary retirement program in 2005 and the capital gain related to the sale of CTC Mobile unit in 2004.



Full Year Results
Jan – Dec 2005

An Active Management of Liabilities to Limit the Impact of Higher Gearing

	FY05	FY04	
Net Interest Expenses	(1,796.3)	(1,462.1)	22.9%
FX Results	162.0	(177.0)	
Reported Financial Expenses	(1,634.3)	(1,639.1)	-0.3%

- Higher net interest expenses due to higher total debt and higher debt in Latam currencies (following cellular companies acquisitions and currencies appreciation)


24,910.9
18.6%
29,533.9

Average net financial debt


3,388
43%
4,850

Average net financial debt in Latam currencies

- Positive FX results mainly from the USD and MXN appreciation vs. Euro impacting inter-company loans open positions



Full Year Results
Jan – Dec 2005

Cash Flow & Debt Reconciliation

Debt evolution in 2005
(€ in Millions)



1.8x OIBDA (1)
3.0x OIBDA (2)
E 25 Bn.
E 55 Bn.
23,694.4
7,108.1
692.8
4,476.1
4,575.1
2,471.9
28,802.2
1,264.8
30,067.0
Net Fin. Debt Dec. 04
FCF Post Minority
Commitments Cancellations
TSA Dividends & Share Buyback
Net Financial Investments (Pre-O2)
Changes in Consolidation & Forex
Net Fin. Debt Dec. 05 (Pre-O2)
O2 Shares (2005)
Actual Net Fin. Debt Dec 05
O2 Shares (2006) & O2 Net Financial Debt (Sept 05)
Pro-forma Net Fin. Debt

63% of FCF post minorities devoted to dividends and share buyback

Adjusted FCF
(€ in Millions)



6,762.0
692.8
346.7
7,108.1
Net FCF after CapEx
Commitments Amortization
Dividends to Minorities
FCF post Minorities

Debt and Commitments Breakdown
(€ in Millions)



30,067.0
449.0
3,057.7
33,573.7
Net Financial Debt 2005
Guarantees
Net commitments related to workforce reduction
Debt & Commitments 2005

Telefónica
Telefónica, S.A.
Investor Relations

(1) OIBDA pro-forma including 12 months of Cesky
(2) OIBDA pro-forma including 12 months of Cesky and O2 (estimate)



Full Year Results
Jan – Dec 2005

Share Buyback Program Progress Report

■ 2.8% of capital held in treasury

■ An additional 39 million shares currently in call options, expiring in 2006

Evolution of Shares in Treasury
(in Millions)



246.1
29.7
252.1
23.6
87.4
136.6
Treasury stock
15 Feb-05
Acquisition
of shares
Distribution/Cancellation
of shares
(TIES+1x25+TRR merger)
Treasury stock
28 Jul.-05
Treasury stock
4 Nov-05
(date of CNMV filing)
Treasury stock
31 Dec-05

■ **PRINCIPLES: 6 BILLION EUROS UNTIL END 2007 (START IN MAY 2005), SENSITIVE TO CASH FLOW GENERATION AND SHARE PRICE**



Full Year Results
Jan – Dec 2005

O2: an ambitious integration/alignment process that is running at full speed...

Progress Report each fortnight

Executive Committee

Office of Integration of Processes and Synergies

Julio Linares

Bi-weekly reporting

Weekly reporting

Functional Initiatives

Alignment of processes & systems, and eliminations of overlaps

- Finance & Accounting
- Budgeting, Planning & Control
- Legal & Regulatory
- Internal Audit
- Human Resources
- Procurement
- Brand
- Communications

Business Initiatives

- Mobile
- Germany
- Český Telecom
- Wholesale & International Traffic

A quick and seamless process, which leads to the identification, quantification & capture of synergies

A clear set of targets to be achieved before the end of May

- **Aligning O2's functional processes** with Telefónica's
- 2006 synergies **quantified and in execution**
- 2007-2009 synergies **identified**. Implementation plan ready

Telefónica



Full Year Results
Jan – Dec 2005

...with all teams working on 2006 synergies, with a primary focus on "Quick Wins"

Functional Initiatives	Alignment of processes/ systems	Organisational alignment sharing of best practice	Identified & quantified at acquisition date
Business Initiatives	Mobile	Devices Infrastructure-Vendor management	Identified & quantified at acquisition date
		Roaming wholesale & Retail Multinational clients: stronger propositions	Identified but not quantified at acquisition date
	Germany	Revenue opportunities Cost savings: network & IT Cost savings: customer operations & overheads	Not identified at acquisition date
	Wholesale & International Traffic	Potential savings in traffic management	Not identified at acquisition date
	Cesky Telecom	Integrate Český Telecom into O2's processes & systems	Not identified at acquisition date



Full Year Results
Jan – Dec 2005

We are expanding Český Telecom expected synergies by additionally integrating fixed and mobile within the O2 Group

Extract full synergies from the integration into TEF

- **PRODUCT DEVELOPMENT, MARKETING AND R&D**
  IPTV, UMTS, IP based VAS, content, integrated solutions
- **PROCUREMENT**
  Substantial OpEx and CapEx savings
- **TECHNOLOGY AND SOFTWARE PLATFORMS**
  Integration & Optimization, next generation services
- **PROCESSES AND ORGANIZATIONAL REDESIGN**
  Enhance operating efficiency and achieve best industry benchmarks

+

Exploit the opportunity of CT-Eurotel full integration

- **IMPROVE THE VALUE PROPOSITION**
  Convergent/bundled products, one-stop shop, single contact for customer care
- **BENEFIT FROM EFFICIENT SALES**
  Cross-selling & Up-selling, Improved retention
- **EXTRACT OPEX SYNERGIES**
  Sales & Marketing, Network, IT, Support & Headquarter functions

- **TOTAL EXPECTED SYNERGIES (NPV): APROX. 2.5x SAVINGS ALREADY COMMUNICATED (250-280 M€) TO REACH A NEW TARGET OF AROUND 625-700 M€**
- **NEUTRAL OIBDA IMPACT IN YEAR 1 (2006)**



Full Year Results
Jan – Dec 2005

An attractive Group guidance for 2006...

Group Revenues
(€ in Millions)



+34% / +37%
37,882.1
37,313.9
FY2005
FY 2005 (TPI as discontinued Operation)
FY2006

Group OIBDA
(€ in Millions)



+26% / +29%
15,276.4
15,006.7
14,785.8
FY2005 (reported)
FY2005 (adjusted for guidance)
FY2005 (adjusted for guidance; TPI as discontinued Operation)
FY2006

Group OI
(€ in Millions)



+26% / +30%
8,558.8
8,289.0
8,092.1
FY2005 (reported)
FY2005 (adjusted for guidance)
FY2005 (adjusted for guidance; TPI as discontinued Operation)
FY2006

Group CapEx
(€ in Millions)



Aprox.7,200
5,177.8
5,154.5
FY2005
FY 2005 (TPI as discontinued Operation)
FY2006

Base Reported numbers include six months of Český Telecom (consolidated since July 2005) and include TPI as a discontinued operation. 2006 guidance assumes constant exchange rates as of 2005. All figures exclude changes in consolidation, other than O2 (Feb-Dec 06 included). In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2006. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For comparison the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures. The assignment of O2's goodwill is not included in OI guidance calculation.



...both for our long-established fixed & mobile businesses...


TdE Group
(includes 12 months of Terra Spain)
T. Latinoamérica
(includes 12 months of Terra Latam)
T. Móviles Group
Revenue Growth (€ in Millions)
11,755.4
0.5% / 2%
FY2005
FY2006
8,352.1
4.0% / 6.0%
FY2005
FY2006
16,513.5
9.0% / 12.0%
FY2005
FY2006
OIBDA Growth (€ in Millions)
4,783.6
4,765.7
1.0% / 3.0%
FY 2005 (reported)
FY2005 (adjusted for guidance)
FY2006
3,766.2
3,637.8
3.0% / 5.0%
FY 2005 (reported)
FY2005 (adjusted for guidance)
FY2006
5,817.0
5,833.9
9.0% / 12.0%
FY 2005 (reported)
FY2005 (adjusted for guidance)
FY2006
CapEx Growth (€ in Millions)
1,400.8
Aprox. 1,500
FY2005
FY2006
990.6
Aprox. 1,200
FY2005
FY2006
2,227.1
Below 2005 figures
FY2005
FY2006

TdE and T. Latam reported numbers include Terra's Spanish and Latam units since January 2005, respectively. 2006 guidance assumes constant exchange rates as of 2005, and exclude changes in consolidation. Operating Income before D&A exclude other exceptional revenues/expenses not foreseeable in 2006. TdE's Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For comparison, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures.

...as well as for our newly managed O2 division

Český Telecom

We expect to stop the decline of revenues and OIBDA in 2006 and reach the same level as in 2005

CapEx Growth (€ in Millions)



209.7
Aprox. 225
FY2005
FY2006

O2 Group

O2 UK

Service Revenue Growth (€ in Millions)



4,965
6.0% / 9.0%
FY2005 (Feb-Dec)
FY2006 (Feb-Dec)

OIBDA Margin (%)



29.3%
Stable
FY2005 (Feb-Dec)
FY2006 (Feb-Dec)

O2 Germany

Service Revenue Growth (€ in Millions)



2,631
Low double digit
FY2005 (Feb-Dec)
FY2006 (Feb-Dec)

OIBDA Margin (%)



21.7%
Stable
FY2005 (Feb-Dec)
FY2006 (Feb-Dec)

We expect O2 Group to spend 2.0-2.3 Bn.€ in CapEx in 2006 (Feb-Dec)

2006 guidance assumes constant exchange rates as of 2005, and exclude changes in consolidation. Operating Income before D&A exclude other exceptional revenues/expenses not foreseeable in 2006. For comparison, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures. O2 Group do not include Český Telecom and Telefónica Deutschland, and O2 Germany doesn't incorporate Telefónica Deutschland. For O2 fiscal year corresponds to the February-December period



Full Year Results
Jan – Dec 2005

A view on Telefónica's 2005 key pro-forma metrics

Group Revenues
(€ in Millions)



37,313.9
1,015.9
9,716.0
48,045.9
FY2005 Reported (TPI as discontinued Operation)
1H05 Český Telecom
O2
FY2005 (pro-forma)

Group OIBDA
(€ in Millions)



15,056.4
457.3
2,633.1
18,146.8
-252.1
17,894.7
FY2005 Reported (TPI as discontinued Operation)
1H05 Český Telecom
O2
FY2005 (pro-forma)
Adjustments for guidance
FY2005 pro-forma (adjusted for guidance)

Pro-forma numbers include 12 months of Český Telecom (consolidated in the Group since July 2005) and 11 months of O2 (February-December 2005) as the company will start to be incorporated into Telefónica's accounts in February 2006

Conclusions

- Our management of operations, centred on top-line growth, efficiency, and cash generation is proving to be successful across the P&L, with Net Income increasing by 40%
- We have kept organic growth at unparalleled levels, backed by the strong performance in subscribers and ARPUs for all divisions
- We have met our 2005 financial commitments by far, after being one of the few incumbents raising guidance last year
- We have retain healthy margins and operating cash flow generation, even in a context of renewed commercial efforts and higher CapEx to lead the development of growth opportunities in our markets
- We are successfully turning around Cesky Telecom, a proof of our capacity to generate tangible benefits from integrating acquisitions fast

In a nutshell, we are proving to be the best combination of growth and cash returns in the industry